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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*
WELLSFORD REAL PROPERTIES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

950240200

(CUSIP Number)

David J. Greenwald, Esq.
Goldman, Sachs & Co.
85 Broad Street, New York,
New York 10004

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 25, 2000

(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sec. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  |  |.

NOTE:     Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. Sec.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                 WHWEL Real Estate Limited Partnership, WHATR Gen-Par, Inc., Whitehall Street Real Estate Limited Partnership VII, WH Advisors, L.L.C. VII, Whitehall Street Real Estate Limited Partnership V, WH Advisors, L.L.C. V, W/W Group Holdings, L.L.C., Whitehall Street Real Estate Limited Partnership XI, WH Advisors, L.L.C. XI, Goldman, Sachs & Co. and The Goldman Sachs Group, Inc. hereby amend the report on Schedule 13D, dated August 28, 1997, as amended by Amendment No. 1 thereto dated May 14, 1997, as amended by Amendment No. 2 thereto dated May 14, 1998, as amended by Amendment No. 3 thereto dated June 7, 1999, as amended by Amendment No. 4 thereto dated April 4, 2000, as amended by Amendment No. 5 thereto dated August 10, 2000, as amended by Amendment No. 6 dated September 28, 2000 thereto, and as further amended by Amendment No. 7 thereto dated October 23, 2000 (as so amended, the “Schedule 13D”), filed in respect of shares of common stock, par value $0.01 per share, of Wellsford Real Properties, Inc., a Maryland corporation. Capitalized terms used but not defined herein shall have the meaning attributed to such terms in the Schedule 13D.

Item 4.     Purpose of the Transaction.

                 Item 4 of the Schedule 13D is hereby amended by adding the following paragraph prior to the last paragraph thereof:

On October 25, 2000, certain of the Reporting Persons and their affiliates (i.e., WHWEL, Holdings and WXI/WWG Realty, L.L.C., a Delaware limited liability company) entered into a Memorandum of Understanding (the “MOU”) with the Company and WCPT to set forth the non-binding understanding of the parties regarding amendments to the Wellsford/Whitehall Group LLC Agreement described below. The terms of the MOU that has been executed by the parties are substantially the same as the terms of the draft MOU that was previously described in the Schedule 13D and filed as Exhibit 7 to the Schedule 13D. The execution of the MOU follows the discussions between representatives of the Reporting Persons and the management of the Company previously reported in the Schedule 13D. The MOU is not binding on any of the parties and the transactions contemplated thereby remain subject to, among other things, the negotiation and execution of definitive legal agreements. There can be no assurance that a definitive agreement will be executed by the parties or that the transactions contemplated by the MOU will be consummated. The summary of the MOU contained in the Schedule 13D does not purport to be complete and is qualified in its entirety by reference to the MOU that has been executed by the parties, which is filed as Exhibit 8 to the Schedule 13D and is incorporated herein by reference in its entirety.

Item 7.     Material to be Filed as Exhibits.

                Item 7 of the Schedule 13D is hereby amended by deleting the reference to Exhibit 7 and replacing it with the following reference:

Ex-7	Draft of Memorandum of Understanding among Wellsford Real Properties, Inc., Wellsford Commercial Properties Trust, WHWEL Real Estate Limited Partnership, WXI/WWG Realty, L.L.C. and W/W Group Holdings, L.L.C.

                Item 7 of the Schedule 13D is hereby further amended by filing the following exhibit with this statement:

Ex-8	Memorandum of Understanding among Wellsford Real Properties, Inc., Wellsford Commercial Properties Trust, WHWEL Real Estate Limited Partnership, WXI/WWG Realty, L.L.C. and W/W Group Holdings, L.L.C. dated as of October 25, 2000.

SIGNATURE

                Each Reporting Person certifies that, after reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, the information set forth in this Statement is true, complete and correct.

Dated: October 26, 2000	WHWEL REAL ESTATE LIMITED PARTNERSHIP By: WHATR Gen-Par, Inc. By: /s/ Elizabeth M. Burban Name: Elizabeth M. Burban Title: Vice President

Dated: October 26, 2000	WHATR GEN-PAR, INC. By: /s/ Elizabeth M. Burban Name: Elizabeth M. Burban Title: Vice President

Dated: October 26, 2000	WHITEHALL STREET REAL ESTATE LIMITED PARTNERSHIP VII By: WH Advisors, L.L.C. VII By: /s/ Elizabeth M. Burban Name: Elizabeth M. Burban Title: Vice President

Dated: October 26, 2000	WH ADVISORS, L.L.C. VII By: /s/ Elizabeth M. Burban Name: Elizabeth M. Burban Title: Vice President

Dated: October 26, 2000	WHITEHALL STREET REAL ESTATE LIMITED PARTNERSHIP V By: WH Advisors, L.L.C. V By: /s/ Elizabeth M. Burban Name: Elizabeth M. Burban Title: Vice President

Dated: October 26, 2000	WH ADVISORS, L.L.C. V By: /s/ Elizabeth M. Burban Name: Elizabeth M. Burban Title: Vice President

Dated: October 26, 2000	W/W GROUP HOLDINGS, L.L.C. By: /s/ Elizabeth M. Burban Name: Elizabeth M. Burban Title: Vice President

Dated: October 26, 2000	WHITEHALL STREET REAL ESTATE LIMITED PARTNERSHIP XI By: WH Advisors, L.L.C. XI By: /s/ Elizabeth M. Burban Name: Elizabeth M. Burban Title: Vice President

Dated: October 26, 2000	WH ADVISORS, L.L.C., XI By: /s/ Elizabeth M. Burban Name: Elizabeth M. Burban Title: Vice President

Dated: October 26, 2000	GOLDMAN, SACHS & CO. By: /s/ David J. Greenwald Name: David J. Greenwald Title: Managing Director

Dated: October 26, 2000	THE GOLDMAN SACHS GROUP, INC. By: /s/ Daniel M. Neidich Name: Daniel M. Neidich Title: Managing Director